February 28, 2017

JPMorgan Trust I

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Funds listed on Schedule A for the time period so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of each Fund’s business. In addition, the Funds may invest in one or more money market funds advised by J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers, as the Funds’ adviser, shareholder servicing agent and/or administrator, hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on each Fund’s investment in such money market funds.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust I

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Funds will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMorgan Trust I Fee Waiver Agreement

SCHEDULE A

Fund Name	Class T
JPMorgan Emerging Markets Equity Fund[1]	1.35%
JPMorgan Floating Rate Income Fund[1]	1.00%
JPMorgan Global Allocation Fund[1]	1.03%
JPMorgan Global Bond Opportunities Fund[1]	0.90%
JPMorgan Hedged Equity Fund[1]	0.85%
JPMorgan Income Builder Fund[1]	0.75%
JPMorgan Intermediate Tax Free Bond Fund[1]	0.75%
JPMorgan International Equity Income Fund[1]	1.25%
JPMorgan International Unconstrained Equity Fund[1]	1.25%
JPMorgan International Value Fund[1]	1.35%
JPMorgan Intrepid Value Fund[1]	0.83%
JPMorgan Mid Cap Equity Fund[1]	1.25%
JPMorgan SmartRetirement 2015 Fund[1]	0.31%
JPMorgan SmartRetirement 2020 Fund[1]	0.31%
JPMorgan SmartRetirement 2025 Fund[1]	0.32%
JPMorgan SmartRetirement 2030 Fund[1]	0.32%
JPMorgan SmartRetirement 2035 Fund[1]	0.32%
JPMorgan SmartRetirement 2040 Fund[1]	0.32%
JPMorgan SmartRetirement 2045 Fund[1]	0.32%
JPMorgan SmartRetirement 2050 Fund[1]	0.32%
JPMorgan SmartRetirement 2055 Fund[1]	0.32%
JPMorgan SmartRetirement 2060 Fund[1]	0.32%
JPMorgan SmartRetirement Income Fund[1]	0.29%
JPMorgan Strategic Income Opportunities Fund[1]	1.00%
JPMorgan Total Return Fund[1]	0.66%
JPMorgan U.S. Equity Fund[1]	0.94%
JPMorgan U.S. Large Cap Core Plus Fund[1]	1.25%
JPMorgan Unconstrained Debt Fund[1]	0.90%
JPMorgan Value Advantage Fund[1]	1.24%

[1]	Expense limitation is in place until at least 2/28/18.